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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A

           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)


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                          ELITE INFORMATION GROUP, INC.
                       (Name of Subject Company [Issuer])
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                             EIG ACQUISITION CORP.,
                     an indirect wholly-owned subsidiary of
                           SOLUTION 6 HOLDINGS LIMITED
                                    (Bidders)
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                     Common Stock, $.01 Par Value Per Share
                         (Title of Class of Securities)
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                                     28659M
                      (CUSIP Number of Class of Securities)
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                                    Copy To:

       EIG Acquisition Corp.                      Richard F. Dahlson, Esquire
         Town Hall House                            Jackson Walker L.L.P.
    Level 21, 456 Kent Street                    901 Main Street, Suite 6000
     Sydney, New South Wales                       Dallas, Texas 75202-3797
          Australia 2000                           Telephone: (214) 953-6000
 Telecopier No.: 011-612-9278-0702              Telecopier No.: (214) 953-5722

            (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Bidder)
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EIG Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Solution 6 Holdings Limited, a New South Wales, Australia corporation (the "Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 originally filed on December 21, 1999 and their Schedule 13D originally filed on December 23, 1999 (collectively, and as subsequently amended, the "Statement") with respect to an offer (the "Offer") to purchase by the Purchaser all of the issued and outstanding shares of the common stock, par value $.01 per share, of Elite Information Group, Inc., a Delaware corporation (the "Company"), on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 1999. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 10. ADDITIONAL INFORMATION.

         Item 10 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereto:

         On February 10, 2000, the Company issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented to add a new Exhibit as follows:

         (a)(10) Press Release issued by the Company on February 10, 2000.




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                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2000



                                       EIG ACQUISITION CORP.,
                                       a Delaware corporation


                                       By:  /s/ Thomas A. Montgomery
                                          -------------------------------------
                                       Name: Thomas A. Montgomery
                                              ---------------------------------
                                       Title:   Vice President, Treasurer and
                                                 Secretary
                                              ---------------------------------


                                       SOLUTION 6 HOLDINGS LIMITED,
                                       a New South Wales, Australia corporation


                                       By:  /s/ Thomas A. Montgomery
                                          -------------------------------------
                                       Name:  Thomas A. Montgomery
                                              ---------------------------------
                                       Title: Chief Financial Officer
                                              ---------------------------------




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                               INDEX TO EXHIBITS

         EXHIBIT
         NUMBER                DESCRIPTION
         -------               -----------
         (a) (10)   Press Release issued by the Company on February 10, 2000.